UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

SUMMARY OF THE MINUTES OF THE 322nd BOARD OF DIRECTORS’ MEETING

HELD ON MAY 31, 2017

1.         DATE, TIME AND VENUE: The meeting was held at 9:00 a.m. on May 31, 2017, at the registered office of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº 1755, Km 2,5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3.         ATTENDANCE: All the members of the Board of Directors (“Board”), with the written votes of Mr. Yuhai Hu, Mr. Yang Qu and Mr. Yumeng Zhao cast in advance, pursuant to Paragraph 7, Article 17 of the Company’s Bylaws.

4.         PRESIDING BOARD: Mr. Andre Dorf, Chairman, and Mr. Gustavo Sablewski, Secretary.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved to draw up these minutes in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and to publish them as an extract of the decisions without their signatures. After discussing and examining the items on the Agenda, the directors, with due abstentions from voting, unanimously decided as follows:

(i) To take cognizance of the managerial highlights and material facts occurred since the last meeting of the Board of Directors, as reported by the Chief Executive Officer;

(ii) To approve the disclosure by the Company that Mr. Yuehui Pan, Chinese, married, accountant, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, with office at Avenida Presidente Vargas, nº 955, CEP 20071-004, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled in the registry of Individual Taxpayers (CPF) of the Ministry of Finances under no. 061.539.517-16 and holder of Foreigner Identification Card (RNE) no.  V739928-Q (CGPI/DIREX/DPF), and Passport no. PO1652008, elected to compose the Fiscal Council of the Company in the Annual Shareholders' Meeting held on April 28, 2017, qualifies as a Financial Expert, in compliance with the provisions of Section 407 of the Sarbanes-Oxley Act and with the rules of the Securities and Exchange Commission (“SEC”) applicable to foreign companies listed in a U.S. stock exchange;

(iii) Re-ratify the voting recommendation related to the nomination of members to compose the Board of Directors and Fiscal Council of CPFL Energias Renováveis S.A. (“CPFL Renováveis”) for the 2017/18 tenure, made in the meeting of the Board of Directors of the Company held on February 23, 2017, as follows: (a) to the Board of Directors: I) André Dorf, as sitting member and Fernando Mano da Silva, as alternate member; II) Gustavo Estrella, as sitting member and Vitor Fagali de Souza, as alternate member; III) Gustavo Henrique Santos de Sousa, as sitting member and Eduardo dos Santos Soares, as alternate member; IV) Karin Regina Luchesi, as sitting member and Rodolfo Coli da Cunha, as alternate member; V) Futao Huang, as sitting member and Xinjian Chen, as alternate member; VI) Andre Franco Sales, as sitting member and Marcelo Antonio Gonçalves Souza, as alternate member; VII) William Schmidt Ogalha, as sitting member and Guilherme Weege, as alternate member; VIII) Oderval Esteves Duarte Filho, as independent member and Bruno Alberto Lima Franco, as his alternate; IX) José Roberto de Mattos Curan, as independent member. (b) to the Fiscal Council: I) Yuehui Pan, as sitting member and Liu Chenggang, as alternate member; II) Zhang Ran, as sitting member and JiaJia, as alternate member; and III) André Ricardo Toledo Saretta, as independent member and André Felipe Fernandes Figueira, as independent alternate member and, whose proposal had been previously examined and recommended by the Human Resources Management Committee;

(iv) To recommend to their representatives in the Partners Meetings of the companies CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”), Nect Serviços Administrativos Ltda. (“Nect”) and TI Nect Serviços de Informática Ltda. (“Authi”) to vote for the election of Mr. Antonio Carlos Dias to the position of Superintendent Officer;

(v) To recommend to their representatives in the Meeting of Instituto CPFL to vote for the election of the following members of the Board of Directors, to serve a term of two years: I) André Dorf, as Chairman of the Board of Directors; II) Luiz Eduardo F. do Amaral Osorio, as Vice-Chairman of the Board of Directors; III) Luis Henrique Ferreira Pinto, as director; IV) Eduardo Saron Nunes, as director; and V) Heloisa Helena Silva de Oliveira, as director;

(vi) To recommend to their representatives in the Extraordinary Shareholders Meeting of RGE Sul Distribuidora de Energia (“RGE Sul”) to approve the possible move of the headquarters from Rua Dona Laura, 320, 6º e 10º andar, Rio Branco - CEP: 90430-090 - Porto Alegre/RS to Avenida São Borja, 2801, Rio Branco - São Leopoldo/RS, pursuant to Resolution 2017039-E of the Board of Executive Officers;

(vii) To recommend to their representatives in the Extraordinary Shareholders Meeting of CPFL Eficiência Energética S.A. (“CPFL Eficiência”), to approve the possible I) move of the headquarters from the city of Jundiaí, state of São Paulo, at Av. Antônio Frederico Ozanan, nº 1240, Térreo – sala 01, Vila Santana II, CEP 13219-001, to the city of Campinas, state of São Paulo, at Rodovia Miguel Noel Nascentes Burnier, 1755, km 2.5, bloco 3, quinto andar, Parque São Quirino, CEP 13088-140; II) change the corporate purpose to include the manufacturing activity; and consequently amend the Bylaws of CPFL Eficiência, pursuant to Resolution 2017041-E of the Board of Executive Officers;

(viii) To recommend to their representatives in the Extraordinary Shareholders Meeting of CPFL Brasil Varejista S.A. (“CPFL Covar”), to approve the change in the corporate purpose to include additional gas sale and import activities, with the consequent amendment to its Bylaws, pursuant to Resolution 2017040-E of the Board of Executive Officers;

(ix) To recommend to their representatives in the Board of Directors of RGE Sul to approve the execution of an amendment to the telephone customer service agreement with the supplier Tivit Terceirização de Processos Serviços e Tecnologia S.A. (“Tivit”), pursuant to Resolution 2017044-E of the Board of Executive Officers;

(x) To approve (i) the provision of guarantee in the amount of five hundred and fifty million reais (R$550,000,000.00) in the form of suretyship or guarantee, to raise funds at the subsidiary RGE Sul; and (ii) to recommend to their representatives in the Board of Directors of RGE Sul to consider and vote, and possibly approve, the raising of funds through loans based on Federal Law 4,131/62, with a swap to CDI rate, and the offering of said swap as guarantee, Rural Credit, Bank Credit Note, promissory notes with take out of long-term debt, issues of debentures or other working capital facilities in the amount of up to five hundred and fifty million reais (R$550,000,000.00) or an equivalent amount in foreign currency, with maturity in up to 5 years, quarterly, semiannual or annual interest payments, pursuant to Resolution 2017042-E of the Board of Executive Officers;

(xi) To approve the offering of guarantee through suretyship or guarantee in the amount of up to two hundred million reais (R$ 200,000,000.00) to BNDES and NIB, to guarantee the financing agreement of Bons Ventos, a subsidiary of CPFL Renováveis, which  will be responsible for paying a commission of two point five percent (2.5%) over the contract value, pursuant to Resolution 2017043-E of the Board of Executive Officers.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all the undersigned present. Andre Dorf (Chairman of the Meeting), Yuhai Hu, Yang Qu, Yumeng Zhao, Daobiao Chen, Antonio Kandir, Marcelo Amaral Moraes, Gustavo Sablewski (Secretary).

This is a true copy of the original minutes drawn up in the Book of Minutes of the meetings of the Board of Directors.

Campinas, May 31, 2017

______________________________

Andre Dorf

Chairman of the Meeting

______________________________

Gustavo Sablewski

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 12, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.